EXHIBIT 12.1
EXPRESS SCRIPTS, INC.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, 2003, 2002, AND 2001

(Unaudited)

	Historical						Pro Forma Combined(3)
	Nine Months Ended September 30,	Year Ended December 31,					Nine Months Ended September 30,	Year Ended December 31,
(in millions, except ratios)	2006	2005	2004	2003	2002	2001	2006	2005

Fixed charges:
Interest expense (1)	$71	$37	$42	$41	$44	$35	$746	$994
Interest portion of rental expense (2)(4)	7	8	7	6	5	5	21	27

Total fixed charges	78	45	49	47	49	40	767	1,021

Earnings:
Income before income taxes and cumulative effect of accounting change	521	615	451	405	328	208	978	1,026
Add: Undistributed loss from joint venture	1	2	5	6	5	2	1	2

Total adjusted earnings	$600	$662	$505	$458	$382	$250	$1,746	$2,049

Ratio of earnings to fixed charges	7.7	14.6	10.3	9.7	7.8	6.3	2.3	2.0

(1)	Interest expense includes the amortization on our deferred financing fees.

(2)	The interest portion of rental expenses has been estimated using an approximate interest factor.

(3)	The Pro Forma Combined reflects the acquisition and related adjustments using the pro forma financial information presented pursuant to Article 11 of Regulation S-X. For a discussion of the assumptions and adjustments made in preparation of the pro forma financial information presented in the prospectus/offer to exchange contained within the Registration Statement on Form S-4, see the section of this prospectus/offer to exchange entitled “Selected Unaudited Pro Forma Combined Financial Data”.
(4)	The Pro Forma Combined interest portion of rental expense for the nine-months ended September 30, 2006 has been estimated using an approximate based on Caremark’s reported 2005 rent expense.